UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

ITEX CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

465647303
(CUSIP Number)

Sardar Biglari
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465647303

1	NAME OF REPORTING PERSON Biglari Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340,840
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 340,840
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 465647303

1	NAME OF REPORTING PERSON Western Sizzlin Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340,840
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 340,840
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 465647303

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340,840
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 340,840
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465647303

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned.  Such Schedule 13D is hereby amended as follows:

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Biglari Holdings Inc., an Indiana corporation (“BH”), Western Sizzlin Corporation, a Delaware corporation (“WSC”), and Sardar Biglari.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Sardar Biglari is the Chairman and Chief Executive Officer of each of BH and WSC and has investment discretion over the securities owned by WSC.  WSC is a wholly-owned subsidiary of BH.  By virtue of these relationships, BH and Sardar Biglari may be deemed to beneficially own the Shares owned directly by WSC.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BH and WSC.

(b)            The principal business address of each of the Reporting Persons is 17802 IH 10 West, Suite 400, San Antonio, Texas  78257.

(c)           The principal business of BH is a diversified holding company engaged in a number of diverse business activities.  The principal business of WSC is franchising and operating restaurants.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of BH.

(d)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Sardar Biglari is a citizen of the United States of America.  The citizenships of the persons listed on Schedule A annexed hereto are set forth thereon.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a - e)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 2,968,108 Shares outstanding, which is the total number of Shares expected to be outstanding after giving effect to the purchase of Shares in the tender offer completed by the Issuer, as reported in the Issuer’s press release filed with the Securities and Exchange Commission on April 20, 2012 as exhibit (a)(5)(iii) to Amendment No. 3 to the Issuer’s Schedule TO.

CUSIP NO. 465647303

As of the close of business on April 23, 2012, WSC owned directly 340,840 Shares, constituting approximately 11.5% of the Shares outstanding.  By virtue of the relationships with WSC discussed in further detail in Item 2, each of BH and Sardar Biglari may be deemed to beneficially own the Shares owned by WSC, and Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by WSC.

Neither BH, Sardar Biglari nor any person set forth on Schedule A annexed hereto directly owns any Shares as of the date hereof.

Neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A annexed hereto has effected any transactions in the Shares in the past 60 days.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 24, 2012, BH, WSC and Sardar Biglari entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated April 24, 2012, by and among BH, WSC and Sardar Biglari.

CUSIP NO. 465647303

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 24, 2012
(Date)

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

WESTERN SIZZLIN CORPORATION

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

CUSIP NO. 465647303

Schedule A
Directors and Executive Officers of Biglari Holdings Inc.

NAME AND POSITION WITH BH	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2
Philip L. Cooley, Vice Chairman of the Board	Prassel Distinguished Professor of Business at Trinity University	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Kenneth R. Cooper, Director	Attorney	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Duane E. Geiger, Interim Chief Financial Officer and Vice President	Interim Chief Financial Officer and Vice President of BH	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
William L. Johnson, Director	President and CEO of The Berean Group, LLC	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Bruce Lewis, Controller	Controller of BH	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257
Dr. Ruth J. Person, Director	Chancellor and Professor of Management, University of Michigan-Flint	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA

Directors and Executive Officers of Western Sizzlin Corporation

NAME AND POSITION WITH WSC	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2
Robyn B. Mabe, Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of WSC	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA